May 9, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-4561

Attention:	Mr. Michael Clampitt
Ms. Jessica Livingston

Re:	Cascade Bancorp
Registration Statement on Form S-1
Filed March 23, 2011
File No. 333-173021

On behalf of our client, Cascade Bancorp, an Oregon corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, reference is made to your letter dated April 5, 2011, containing certain comments regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit in response the proposed actions indicated below. For ease of reference, each of your comments is set forth below with our response set forth immediately below.

General

Staff Comment No. 1: In a new section, disclose the background of the private placement transactions, including the reasons for the stock offerings and a description of how the shares to be sold were acquired by the selling shareholders. Include your recent prior attempts at raising capital through the sale of equity securities, including the withdrawn public offering. Disclose how and when the new investors were added and the increase in the offering amount. Explain any influence of the withdrawn registration statement on the new investors.

RESPONSE: Please be advised that in response to the Staff’s comment the Company has revised its disclosure to include the information requested under a new section entitled “Background of the Private Offerings.”

Staff Comment No. 2: Provide a legal analysis of your eligibility to have the selling shareholders sell at the market on Form S-1. In this regard, analyze why this offering is not an indirect primary as opposed to a secondary offering. Address the affiliate status of the selling shareholders.

RESPONSE: For the reasons set forth below, we believe that this offering is a secondary offering, and not an indirect primary offering with respect to the shares of common stock of the Company (the “Shares”) that may be sold by the Selling Shareholders from time to time under the Registration Statement, and respectfully submit that the sales by the Selling Shareholders should be considered secondary offerings under Rule 415(a)(1)(i) and for purposes of Form S-3, and accordingly Rule 415(a)(4) is not applicable.

Securities and Exchange Commission
Division of Corporation Finance

In the Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation (“C&DI”) 612.09, the Staff has articulated the factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, stating:

Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis, applying the Staff’s guidance to the facts present in this offering, establishes that the sales by the Selling Shareholders constitute secondary offerings.

(a)	The period during which the Selling Shareholders have held the Shares.

As more fully discussed below, the Selling Shareholders closed on the purchase of the Shares in the transactions described below in January 2011, and the Company had been in negotiations with the Selling Shareholders for several months, and in certain cases, a year or more. David F. Bolger, and his affiliate Two-Forty Associates LLC (collectively referred to as “Mr. Bolger”), and Lightyear Fund II, L.P. and its affiliates (“Lightyear”), which collectively account for 40% of the Shares proposed to be registered each signed separate securities purchase agreements in October 2009 and were committed to purchasing the shares for well over a year. In addition, 327,072 of the Shares proposed to be registered on Mr. Bolger’s behalf have been held by Mr. Bolger for more than four years. Furthermore, none of the Selling Shareholders (except Mr. Bolger) were affiliates of the Company prior to their purchase of the Shares in the transactions described below and there were no prior securities transactions between the Company and any of the Selling Shareholders (other than Mr. Bolger). We also maintain that the Selling Shareholders have fully borne the market risk of share ownership in the three months they have owned their Shares. We believe these facts support the conclusion that the Selling Shareholders were not acting as conduits for the Company, and therefore the offering by the Selling Shareholders pursuant to the Registration Statement is a true secondary offering eligible to be made on a shelf registration statement on Form S-1 under Rule 415(a)(1)(i).

Securities and Exchange Commission
Division of Corporation Finance

(b)	The circumstances under which the Selling Shareholders received the Shares.

By way of background, in 2008, the Company retained Keefe, Bruyette & Woods (“KBW”) to act as placement agent for a private placement to raise additional equity capital. In January 2009, the Company asked KBW to solicit institutional investors for a private placement of equity securities. During this process, the Company’s largest shareholder, Mr. Bolger, committed to an investment of $25 million, provided the Company could raise a total of $150 million of new equity including amounts raised from Mr. Bolger and Lightyear. The Company and Mr. Bolger discussed a price equal to the lower of $1.00 per share or the price agreed with other private equity investors. In 2008, Lightyear contacted the Company to express an interest in investing in the Company. KBW, at the Company's request, then contacted Lightyear in the fall of 2008. After conducting diligence in 2008 and 2009, in October 2009, an affiliate of Lightyear expressed an interest in investing $40 million in the Company, provided the Company could raise a total of $150 million. Lightyear indicated a willingness to pay the lower of $0.87 per share or the price agreed with other private equity investors. After further negotiations, on October 29, 2009, the Company entered into separate securities purchase agreements with each of Mr. David F. Bolger and Lightyear for the purchase of the Company’s common stock for total gross proceeds to the Company of $65.0 million (the “Private Offerings”) consisting of $25.0 million from Mr. Bolger and $40.0 million from Lightyear. The Company, Mr. Bolger, Lightyear, and KBW also agreed that the remainder of the equity would be raised through a public offering underwritten by KBW. The price of the shares of common stock to be issued in the Private Offerings was to be equal to the lesser of (A) $0.87 per share, and (B) the net proceeds per share to the Company in the public offering. As a condition to the closing of the transactions contemplated by the securities purchase agreements with Mr. Bolger and Lightyear, the Company agreed, as is customary for private issuances of public equity, to enter into a registration rights agreement that required the Company to file a shelf registration statement covering the shares sold in the Private Offerings as promptly as practicable after the closing date of the transactions contemplated by the securities purchase agreements, but in no event later than 30 days after such date.

The Company commenced a public offering of common stock in December 2009 for which KBW and Macquarie Capital acted as underwriters. Due to market conditions, the public offering was suspended before year-end 2009. Lightyear and Bolger each continued to extend its commitment to purchase equity provided the Company could raise at least $150.0 million.

In February 2010, at the request of the Company, KBW and Macquarie began another effort to solicit investors for a private placement of common equity. Because of market conditions, the 2010 private placement effort was focused more on private equity investors. Each investor who expressed interest in the transaction was required to sign a nondisclosure agreement before access to any diligence information was provided. The Company discussed pricing with the proposed investors during May and June 2010 and it was agreed that the offering would be priced at $0.40 per share. The execution of securities purchase agreements and the announcement of the transaction was delayed during the summer and fall of 2010 as the Company finalized the terms of its previously announced repurchase of its outstanding trust preferred securities with Cohen & Co., Inc., which was a condition to closing the equity offering.

Securities and Exchange Commission
Division of Corporation Finance

On November 16, 2010, the Company announced that it had entered into an Amended and Restated Securities Purchase Agreement dated November 16, 2010 with each of Mr. Bolger and Lightyear, and it had entered into additional securities purchase agreements dated November 16, 2010 with an affiliate of Leonard Green & Partners, L.P. (“Leonard Green”); with an affiliate of WL Ross & Co. LLC (“WL Ross”); and with six investors including (i) Michael F. Rosinus, through his IRA (“Rosinus”), (ii) Keefe Ventures Fund LP (“Keefe”), (iii) Weichert Enterprise LLC (“Weichert”), (iv) an affiliate of Smith Management (“Smith”), (v) Cougar Trading, LLC (“Cougar”), and (vi) Alden Global Value Recovery Master Fund, L.P. (“Alden”). Pursuant to the securities purchase agreements each of Mr. Bolger, Lightyear, Leonard Green, and WL Ross are entitled to nominate a director to serve on the Company’s board of directors, information and access rights, and preemptive rights permitting them to purchase shares to maintain their respective ownership levels in the Company in the event of future equity issuances by the Company. These investor rights, focused on participation in the affairs of the Company and the ability to maintain the level of the investors' respective investments, are consistent with the investors' status as long-term investors who did not acquire the shares of the Company’s common stock with a view to distribution.

As a condition to the closing of the transactions contemplated by the securities purchase agreements entered into on November 16, 2010, as has become customary in the case of the recapitalization of publicly traded bank holding companies, the Company agreed to enter into a registration rights agreement that required the Company to file a shelf registration statement covering the securities sold pursuant to the securities purchase agreements as promptly as practicable after the closing of the transactions contemplated by the securities purchase agreements, but in no event later than the date that is 30 days after such date. It is pursuant to this customary contractual arrangement that the Shares are being registered under the Registration Statement.

(c)	The Selling Shareholders relationship to the Company.

While the Selling Shareholders may be deemed to be affiliates of the Company at this time, none of the Selling Shareholders (except Mr. Bolger) were affiliates of the Company prior to their purchases of the Shares in the transactions described above, and the Company believes this further supports the view that the sales by the Selling Shareholders constitute secondary offerings. The Selling Shareholders holding together over 90% of the Shares have certain contractual rights with respect to the Company, including to nominate a director to serve on the Company’s board of directors, information and access rights, and preemptive rights permitting them to purchase shares to maintain their respective ownership levels in the Company in the event of future equity issuances by the Company. These investor rights, focused on participation in the affairs of the Company and the ability to maintain the level of the investors' respective investments, are consistent with the investors' statuses as long-term investors who did not acquire the shares of the Company’s common stock with a view to distribution.

Securities and Exchange Commission
Division of Corporation Finance

(d)	The amount of Shares proposed to be sold by the Selling Shareholders in this offering.

Mr. Bolger, Lightyear, Leonard Green, and WL Ross, who together own 92.8% of the Shares proposed to be registered by the Registration Statement, have informed the Company that they do not have any present agreement or understanding, directly or indirectly, with any person to distribute the shares of the Company that they own. As disclosed in the “Plan of Distribution,” the Selling Shareholders may, from time to time, sell any or all of their Shares on the NASDAQ Capital Market or in privately-negotiated transactions, in each case subject to compliance with the Company’s insider trading policy in effect at the time of sale. These sales may be at fixed prices, prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Each Selling Shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if it or he deems the purchase price to be unsatisfactory at any particular time. The Company will not receive any of the proceeds of any Shares sold by the Selling Shareholders. The Selling Shareholders will act independently of the Company and each other in making decisions regarding the timing, manner and size of each sale, and accordingly the number of Shares held by each Selling Shareholder should be evaluated on an individual basis. Finally we note that the Registration Statement is a “shelf” registration statement under Rule 415 of the Securities Act of 1933, as amended, that would permit sales in multiple offerings over a three-year period by the Selling Shareholders. These facts again support the view that the sales by the Selling Shareholders constitute secondary offerings.

(e)	The Selling Shareholders are not in the business of underwriting securities.

None of the Selling Shareholders is in the business of underwriting securities. Mr. Bolger has been an active equity investor in various public companies, including the Company and a number of significant financial institutions. As stated above, Mr. Bolger became the largest shareholder of the Company in 2006 with the merger of the Company and Farmers & Merchants State Bank. Lightyear is a private equity investment firm providing buyout and growth capital to companies in the financial services industry. Leonard Green is one of the nation's leading private equity firms with over $9 billion in equity commitments under management. WL Ross sponsors more than $10 billion of private equity investments in diverse industries, including several banks. Keefe, Weichert, Smith, Cougar, and Alden are private equity investment firms. Consistent with the typical private equity business model, these firms are in the business of investing in companies for value and growth, not acting as a conduit for selling securities. These facts again support the view that the sales by the Selling Shareholders constitute secondary offerings.

In conclusion, each of the Selling Shareholders acquired the Shares being registered for its own account, and not with a view toward resale or distribution, but rather as an investment in accordance with its stated policies and goals, and the registration of the resale of the Shares is a customary mechanism to allow the Selling Shareholders, in accordance with their own internal governance practices and policies, to have the ability to diversify their own portfolios when and if they deem appropriate, and not to act as a conduit for the Company. For these reasons, the Company believes that the offering by the Selling Shareholders pursuant to the Registration Statement is a true secondary offering eligible to be made on a shelf registration statement on Form S-1 under Rule 415(a)(1)(i).

Securities and Exchange Commission
Division of Corporation Finance

Cover Page

Staff Comment No. 3:  State the 44,540,054 share amount as a percentage of total outstanding shares.

RESPONSE:  Please be advised that in response to the Staff’s comment the Company has revised its disclosure on the cover page of the amended filing as requested.

Staff Comment No. 4:  Disclose the number of shares being registered that are owned or controlled by officers, directors, other affiliated persons or their affiliates, Also disclose this information in the Selling Stockholders section.

RESPONSE:  Please be advised that in response to the Staff’s comments the Company has revised its disclosure on the cover page and page 5 of the amended filing as requested.

Incorporation of Certain Information by Reference, page 2

Staff Comment No. 5:  Include the company's 1934 Act File number and the dates of the filings listed.

RESPONSE:  Please be advised that in response to the Staff’s comment the Company has revised its disclosure on page 2 of the amended filing as requested.

Selling Shareholders — page 4

Staff Comment No. 6:  For each selling shareholder that is not a natural person, please advise whether or not the shareholder is a broker-dealer or an affiliate of a broker-dealer.

•	Two-forty Associates is not a broker-dealer or an affiliate of a broker-dealer.

•
Lightyear is not a broker-dealer and was not an affiliate of a broker-dealer when it entered into the securities purchase agreement in 2009 but, as of the date of this letter, is an affiliate of a broker-dealer.  Lightyear has certified that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

•	Leonard Green is not a broker-dealer or an affiliate of a broker-dealer.

•
WL Ross is not a broker-dealer but is an affiliate of a broker dealer. WL Ross has certified that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Securities and Exchange Commission
Division of Corporation Finance

•	Smith is not a broker-dealer or an affiliate of a broker-dealer.

•	Cougar is not a broker-dealer or an affiliate of a broker-dealer.

•	Alden is not a broker-dealer or an affiliate of a broker-dealer.

•	Keefe is not a broker-dealer or an affiliate of a broker-dealer.

•	Weichert is not a broker-dealer or an affiliate of a broker-dealer.

•	Rosinus is not a broker-dealer or an affiliate of a broker-dealer.

Staff Comment No. 7:  If any seller is a broker-dealer, amend your registration statement to state that the seller broker-dealer is an underwriter.

RESPONSE:  As noted in the response to Comment 6 above, no Selling Shareholder is a broker-dealer.

Staff Comment No. 8:  If any seller is an affiliate of a broker-dealer, provide supplemental legal opinions stating that each such seller in not an affiliate of a broker-dealer as “affiliate” is defined in Rule 405. If counsel cannot provide non-affiliate opinions, please revise the prospectus to provide Item 507 and 508 information and state that:

•	the sellers purchased in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE:  Please be advised that in response to the Staff’s comment the Company has revised its disclosure on page 6 of the amended filing to include the Item 507 and 508 information above.

Staff Comment No. 9:  The second to last sentence of the fourth paragraph states that the sellers have not had a material relationship with the issuer in the past three years, “except as described in the next paragraph.” Advise us where this disclosure appears in the next paragraph.  Consider making the disclosure more prominent.

RESPONSE:  Please be advised that the reference to the “next paragraph” was a typographical error.  The Company has revised the disclosure on page 5 of the amended filing to include a reference to, and incorporated by reference, the “Certain Relationships and Other Transactions” section of its definitive proxy statement on Schedule 14A filed on March 15, 2011.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Division of Corporation Finance

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments.  Please do not hesitate to contact me at (206) 757-8009 or my colleague David Wilson at (206) 757-8274 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,
Davis Wright Tremaine LLP

/s/ Laura Baumann

cc:	Patricia L. Moss
Andrew J. Gerlicher
David Wilson